

April 7, 2015

Vladislav Ermolovich
President, Treasurer and Secretary
Todex Corp.
1810 E. Sahara Avenue, Office 219
Las Vegas, NV 89104

> **Re: Todex Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 20, 2015**
> **File No. 333-201288**

Dear Mr. Ermolovich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated February 27, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have reviewed your response to prior comment 1 and we continue to believe that your development stage business activities and your assets are consistent with those of a shell company as defined in Securities Act Rule 405. Please note that the definition of a shell company as set forth in Rule 405 under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Rather, it is determined based on the amount and nature of your current assets and operations. Notwithstanding your response to prior comment 1 that your sole customer paid a retainer, your interim financials continue to show no revenues. In addition, we note that your balance sheets reflect assets consisting solely of cash and a deposit of $330. Accordingly, please revise your disclosure to state on the cover page, page 27, and elsewhere as appropriate, that you are a shell company as defined in Securities Act Rule 405. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use

registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

Item 16. Exhibits, page 55

2.   We note that you have revised Exhibit 23.1 to consent to the inclusion of your accountant's review report dated March 18, 2015. However, your filing does not include this review report. Either remove such references to the review report or include the review report pursuant to Rule 8-03 of Regulation S-X. Further, if the references are not removed, please note that in lieu of providing a consent to the inclusion of the review report, your accountants should provide a letter acknowledging awareness of your use of their review report in your registration statement pursuant to the requirements of Item 601(b)(15) of Regulation S-K. The letter should be included as Exhibit 15 to your next amendment.

3.   We note that you have provided an updated consent from your independent registered public accounting firm. Please continue to provide updated consents in future amendments, if deemed necessary. In this regard, we refer you to Item 601 of Regulation S-K.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or, Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Scott D. Olson, Esq